Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

GATEWAY INDUSTRIES, INC.

Under Section 242 of the Delaware General Corporation Law

It is hereby certified that:

1.             The name of the corporation is Gateway Industries, Inc. (the “Corporation”).

2.             The Certificate of Incorporation of the Corporation is hereby amended by deleting Article FOURTH thereof in its entirety and replacing it in its entirety with the following:

“FOURTH:             A.           The Corporation shall be authorized to issue three hundred million (300,000,000) shares of common stock, par value $0.001 per share (“Common Stock”).

B.            The Corporation shall be authorized to issue one million (1,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).  The shares of Preferred Stock may be issued in any number of series, as determined by the Board of Directors.  The Board may by resolution fix the designation and number of shares of any such series, and may determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series.  The Board may thereafter in the same manner increase or decrease the number of shares of any such series (but not below the number of shares of that series then outstanding).

C.            Effective as of February 11, 2011, each share of Common Stock (“Old Common Stock”), issued and outstanding at such time shall be automatically reclassified and changed into one-tenth of one share of Common Stock, without any action by the holder thereof, provided that fractional shares shall be rounded to the nearest whole share (the “Reverse Stock Split”).

D.            Effective as of February 11, 2011, each certificate outstanding and previously representing shares of Old Common Stock shall, until surrendered and exchanged, be deemed, for all corporate purposes, to constitute and represent the number of whole shares of Common Stock into which the issued and outstanding shares of Old Common Stock previously represented by such certificate were converted by virtue of the Reverse Stock Split.”

3.             The amendment to the Certificate of Incorporation of the Corporation effected by this Certificate was duly authorized by the Board of Directors of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, and by the affirmative vote of the holders of a majority of the Corporation’s outstanding capital stock entitled to vote thereon by written consent in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed this Certificate and affirmed that the statements made herein are true under penalties of perjury this 11th day of February, 2011.

GATEWAY INDUSTRIES, INC.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Chief Executive Officer